 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 000-28600

A.    Full title of the Plan:

CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

CCC INFORMATION SERVICES GROUP INC.
World Trade Center Chicago
444 Merchandise Mart
Chicago, Illinois 60654-1005

REQUIRED INFORMATION

Financial Statements:

1.	Statements of Net Assets Available for Plan Benefits, at December 31, 2004 and 2003

2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004

3.	Supplemental Schedule - Schedule of Assets (Held at End of Year)

Exhibit:

Exhibit 23	Consent of PricewaterhouseCoopers LLP

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings &
Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2004 and 2003

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Index
December 31, 2004 and 2003

*Note:
Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Index

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Chicago, Illinois
June 29, 2005

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Cash and cash equivalents	$855	$-
Investments, at fair value	33,978,248	29,217,488
Receivables
Participant contributions	5,177	110,327
Employer contributions	562,427	600,145
Total receivables	567,604	710,472
Total assets	34,546,707	29,927,960
Liabilities
Excess contributions payable	-	435,299
Total payables	-	435,299
Net assets available for benefits	$34,546,707	$29,492,661

The accompanying notes are an integral part of these financial statements

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Investment income
Net realized and unrealized appreciation in fair value of investments	$3,237,762
Interest and dividends	639,577
Total investment income	3,877,339
Contributions
Participant	4,013,770
Employer	1,015,951
Total contributions	5,029,721
Total additions	8,907,060
Deductions
Distributions to participants	(3,853,014)
Total deductions	(3,853,014)
Increase in net assets	5,054,046

Net assets available for benefits
Beginning of year	29,492,661
End of year	$34,546,707

The accompanying notes are an integral part of these financial statements

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

General
The CCC Information Services Inc. (the “Company”) 401(k) Retirement Savings & Investment Plan (the “Plan”) is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (“IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Trustee
The Company has appointed an officer of the Company as Trustee for the Plan.

Third Party Administrator and Custodian

T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) performs certain third party administrator duties.

Participation and Vesting
Generally, all employees of the Company who are not leased employees are eligible to participate if they are at least 21 years of age and are regularly scheduled to work more than 20 hours per week. Employees of the Company who are 21 years of age and are regularly scheduled to work 20 hours per week or less shall be eligible to participate upon completion of 1,000 hours of service during the 12 month period that begins on the date on which the employee first completes an hour of service. If an employee does not complete 1,000 hours of service during the initial 12-month period, subsequent eligibility periods will begin on each January 1 after that date. Participation may begin on the first day of each month. Participants are immediately vested in their voluntary contributions, pre-1999 matching contributions, Company profit sharing contributions and rollover contributions plus actual earnings (losses) thereon. Vesting of the remainder of the participants’ accounts, which consists of post-1998 Company matching contributions and accumulated earnings (losses), is based on years of service. A year of service is any calendar year in which the employee completes 1,000 hours of service. A participant vests one-third for each year of service and, therefore is 100 percent vested after three years of service. Forfeitures from nonvested accounts are used to pay the Plan’s administrative expenses and then to reduce future employer contributions. Unallocated forfeitures at December 31, 2004 and 2003 were $65,030 and $33,414, respectively. For the years ended December 31, 2004 and 2003, there was $137,000 of nonvested forfeitures allocated to reduce the Company’s future contributions.

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

Contributions
Plan participants may contribute (“Participant Contributions”) an amount ranging between 1% and 25% of eligible compensation into any of the Plan’s established investment funds, as specified in the Plan agreement. Participant Contributions may be made from before-tax earnings, which have the effect of reducing current taxable earnings for federal income taxes. All Participant Contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. For the Plan years 2004 and 2003, the IRC limit on before-tax contributions was $13,000 and $12,000, respectively. Additionally, the IRS code allows for participants age 50 and above to make catch-up contributions at their discretion in the amount of $3,000 in 2004 and $2,000 in 2003, respectively.

The Company makes contributions (“Matching Contributions”) equal to 50% of Participant Contributions, up to a maximum of 3% of the participant’s eligible compensation. However, if the participant annual compensation is $33,400 or less, then the Matching Contribution will be 50% of Participant Contributions up to a total of $1,000 in Matching Contributions. Matching Contributions begin the next month after the participant’s six month anniversary date.

In addition, effective January 1, 2002, the Company, at its sole discretion, may make a discretionary contribution (“Profit Sharing Contribution”) for any given year. Any employee who has met the eligibility requirements for participation in the Plan will be eligible to receive a Profit Sharing Contribution, if any, provided that such employee is employed with the Company or any participating employer on the last day of the Plan year.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the “Act”), the Plan limits eligible compensation for purposes of determining Participant and Matching Contributions (collectively, “Contributions”) to $205,000 for the Plan year ended December 31, 2004 and $200,000 for the Plan year ended December 31, 2003.

All contributions are subject to limitations imposed by the IRC and ERISA.

Participant Notes Receivable
The Plan provides for loans to participants in certain situations governed by the Plan’s loan procedures. Loans to participants shall be the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within a five-year period, unless the loan is for acquisition of a primary residence, in which case it may be repaid over up to 15 years. A participant may have no more than two outstanding loans. The loan repayment terms and interest rates are approved by the Plan Trustee. Principal and interest on loans is paid ratably through monthly payroll deductions. At December 31, 2004, interest rates on participant loans range from 5.0% to 10.5%. The total number of participants with outstanding loans at December 31, 2004 and 2003 was 117 and 189, respectively.

The Plan also provides for in-service distributions in certain hardship situations, including the purchase of a participant’s primary residence, for payment of post-secondary education tuition, for the payment of certain medical expenses, and to prevent eviction or foreclosure from the participant’s primary residence. Any loans or in-service distribution reduces participant investments in their respective selected Investment Funds.

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investment Options
The Plan allows participants to allocate their contributions to various investment options available under the Plan. This includes the option to invest in the common stock of the Plan sponsor (CCC Information Services Inc.), of which a participant can hold a maximum of 25% of his or her account balance. These elections must be made in 1% increments. Participants are allowed to reallocate their entire account balances in multiples of 1% among the Plan’s investment options.

Withdrawals
The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant. In addition, participants who have attained age 59-1/2 may make a withdrawal from the portion of their account attributable to Participant Contributions.

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Participants may also elect to receive distribution in substantially equal annual installment payments. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Reclassification
The payable to the Company of $137,000, which existed due to nonvested forfeitures at December 31, 2003, has been reclassified as a reduction of employer contributions to be consistent with the December 31, 2004 presentation.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income
The Plan’s investments are stated at fair value. Shares of registered investments companies are valued at net asset values. The Company stock is valued at quoted market prices. Stable value funds are valued at contract value. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

The net appreciation or depreciation in the fair value of the Plan’s investments consists of realized and unrealized appreciation and depreciation for the specified period. Net unrealized appreciation or depreciation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investments. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions.

Payment of Benefits
Benefits are recorded when paid.

Expenses of the Plan
The Company has paid expenses incurred by the Plan in the administration of the Plan. The Company may elect, at any time, to charge administration expenses to the Plan. The Company may elect to use forfeitures from nonvested accounts to pay the Plan’s administrative expenses and then to reduce future employer contributions. Fees paid by the Company for the investment management services were nominal for the year ended December 31, 2004.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan’s assets will be distributed to participants in accordance with the Plan’s provisions.

Risks and Uncertainties
The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Trust at December 31, 2004 and 2003. The following tables present investments that represent 5 percent or more of the Plan’s net assets, at fair value, at December 31:

	2004	2003
T Rowe Price Dividend Growth Fund	$5,930,784	$5,770,013
T Rowe Price Growth Stock Fund	5,075,167	4,561,046
T Rowe Price New Horizons Fund	4,355,398	3,502,106
T Rowe Price Balanced Fund	2,960,533	2,938,404
T Rowe Price Stable Value Fund	2,744,936	3,080,582
PIMCO Total Return Fund	2,275,665	2,437,288
American Funds Europacific Growth Fund	2,251,690	1,769,185
T Rowe Price Small Cap Value Fund	1,718,332	-
CCC Company Stock	1,452,759	1,525,862

During 2004, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investments	$2,903,079
Common stock	334,683
Net appreciation	$3,237,762

4.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 22, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan amendments do not alter the tax status of the Plan and the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Notes to Financial Statements
December 31, 2004 and 2003

5.	Related Party Transactions

The Plan’s investments at December 31, 2004 include shares of mutual funds managed by T. Rowe Price. The common stock of CCC Information Services Group Inc. is also an investment of the Plan. These transactions qualify as parties-in-interest.

6.	Excess Contribution Payable

In 2004, the Plan refunded to “highly compensated employees” (“HCEs”) their excess 2003 contributions. The HCEs were refunded their excess contributions of $383,523 plus approximate investment earnings of $51,776, which is included in the “distributions to participants” on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.

Index

SUPPLEMENTAL SCHEDULE

Index

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings & Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004Schedule I

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments	Cost	Current Value
	Cash and cash equivalents	Cash		$855
*	T Rowe Price Dividend Growth Fund	Mutual Fund		5,930,784
*	T Rowe Price Growth Stock Fund	Mutual Fund		5,075,167
*	T Rowe Price New Horizons Fund	Mutual Fund		4,355,398
*	T Rowe Price Balanced Fund	Mutual Fund		2,960,533
*	T Rowe Price Stable Value Fund	Common/Collective Trust		2,744,936
	PIMCO Total Return Fund	Mutual Fund		2,275,665
	American Funds EuroPacific Growth	Mutual Fund		2,251,690
*	T Rowe Price Small-Cap Value Fund	Mutual Fund		1,718,332
*	T Rowe Price Equity Income Fund	Mutual Fund		1,480,500
*	CCC Company Stock	Company Stock		1,452,759
*	T Rowe Price Equity Index Trust Fund	Common/Collective Trust		958,386
*	Plan participant loans	Participant Loans		759,528
		(interest rates ranging
		from 5% to 10.5%)
*	T Rowe Price Mid Cap Growth Fund	Mutual Fund		590,947
*	Retirement 2030 Fund	Mutual Fund		466,711
*	Retirement 2040 Fund	Mutual Fund		337,777
	Templeton Growth Fund	Mutual Fund		289,330
*	Retirement 2020 Fund	Mutual Fund		251,735
*	Retirement 2010 Fund	Mutual Fund		58,068
*	Retirement Income Fund	Mutual Fund		20,002
	Total			$33,979,103
* Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	CCC Information Services Group Inc.

	By:	/s/ Oliver G. Prince, Jr.
	Name:	Oliver G. Prince, Jr.
	Title:	Senior Vice President, Human Resources